________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              dated August 18, 2005


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                                  Jasmine Court
                                Friars Hill Road
                               St. Johns, Antigua
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K is the content of a press release of the Registrant, dated August 18, 2005, regarding the ability to convert ADR's to Crest ordinary shares.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    August 18, 2005

                                        WORLD GAMING PLC



                                        By:    /s/ David James Naismith
                                               ------------------------
                                        Name:  David James Naismith
                                               ------------------------
                                        Title: CFO
                                               ------------------------

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                                  EXHIBIT INDEX
                                  -------------


Exhibit           Description of Exhibit
-------           ----------------------

   1              Content of Press Release dated August 18, 2005

                                                                       EXHIBIT 1

                                WORLD GAMING PLC

                  CONVERSION OF ADRS TO CREST ORDINARY SHARES

BACKGROUND

In accordance with the resolutions passed at the EGM of World Gaming plc on 7 April 2005, the Company was admitted to the Alternative Investment Market of the London Stock Exchange ("AIM") on 17 May 2005. At that time, the Company also conducted a fundraising by means of a placement of newly issued Ordinary Shares of the Company with institutional investors in the United Kingdom ("UK").

ADR holders can continue to trade their ADRs on the NASDAQ Bulletin Board using the existing arrangements with the Company's US registrar, Continental Trust & Stock Company ("CONTINENTAL"). Shareholders that hold Ordinary Shares can trade only on AIM and cannot convert their Ordinary Shares to ADRs.

The Company's management has now put in place an arrangement whereby ADR holders can convert some or all of their ADRs to Ordinary Shares and, subject to applicable securities law, can sell those shares on AIM.
  ____________________________________________________________________________

  THIS NOTICE OUTLINES THAT ARRANGEMENT. PLEASE READ IT CAREFULLY AND CONTACT YOUR LICENSED INVESTMENT ADVISOR OR BROKER FOR ADVICE IN THIS REGARD. YOU ALSO ARE ADVISED TO CONSULT WITH YOUR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF ANY CONVERSION OF YOUR ADRS INTO ORDINARY SHARES, AND WITH YOUR LEGAL ADVISORS WITH RESPECT TO COMPLIANCE WITH APPLICABLE SECURITIES AND OTHER LAWS.

  THIS NOTICE IS NOT INVESTMENT ADVICE WHETHER YOU SHOULD OR SHOULD NOT CONVERT YOUR ADRS TO ORDINARY SHARES AND IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. THE COMPANY MAKES NO RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD CONVERT HIS OR HER ADRS INTO ORDINARY SHARES.

  NOTHING HEREIN SHALL BE DEEMED TO ALTER OR AMEND THE TERMS OR CONDITIONS OF THE COMPANY'S AMERICAN DEPOSITARY RECEIPTS OR THE DEPOSIT AGREEMENT DATED MARCH 21, 2001 AMONG THE COMPANY, CONTINENTAL AND THE HOLDERS OF THE COMPANY'S ADRS.
  ____________________________________________________________________________

UK SHARE TRADING

In the UK, shares of AIM listed companies are traded on an electronic exchange called CREST. The operator of CREST ("CRESTCO") does this through matching CREST electronic messages, without transfer of physical share certificates (i.e., in a de-materialised form) by an adjustment in the share register by the Company's UK registrar, Capita Registrars ("CAPITA") and a payment by the buyer to the seller through CRESTCO and the relevant brokers. The seller of shares instructs his/her UK broker to sell shares through CREST and receives the sale price (less commission), and similarly a buyer of shares instructs his/her UK broker to buy shares and pays the relevant price to that broker.

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

Alternatively, ADR holders that choose to cancel their ADRs in exchange for Ordinary Shares of the Company to be traded on AIM may prefer that their Ordinary Shares be registered by way of paper certificates. There are, however, significant disadvantages in dealing with the shares in paper form. Shareholders that hold paper share certificates are unable to trade and settle electronically
- in the same way as the wholesale investor - and when they sell they may have to wait longer to receive the proceeds. Moreover, if those certificates are lost, stolen or destroyed there is a lengthy and often costly route to follow to obtain replacements - during which time the shareholder may be unable to sell the shares.

If a shareholder wishes to deal with his/her shareholding electronically through CREST he/she will need to notify Continental of his/her broker and their CREST participant ID number and account information so that the Ordinary Shares can be registered in electronic form.

However, before any CREST trading can occur, the ADRs must be converted to CREST shares held by Capita.

TRANSFER FROM ADR TO CREST

The beneficial ADR holder will advise Continental that he/she requests to move his/her holding to Ordinary Shares by delivering the ADRs via electronic delivery (DWAC) or physical delivery to be cancelled, completing the form below and by first paying the transfer fee (see Form 1) to Continental. Continental then: (a) instructs their agent in the UK to transfer the Ordinary Shares via CREST to the holder's broker and (b) then cancels the relevant number of ADRs.

NO TRANSFER FROM CREST TO ADR

US securities law does not permit the sale in the US of any Ordinary Shares unless they have been registered or otherwise are exempt from registration. CREST shares are dematerialised and do not permit any identification of where the Ordinary Shares were initially created. As a result, once ADRs are converted to Ordinary Shares, it will not be possible to convert them back to ADRs.

COSTS

Part of the cost to you for this conversion from ADRs to Ordinary Shares is $75 per transfer (irrespective of size) payable to Continental, which must be received by Continental prior to the conversion being processed. You should speak to your licensed investment advisor or broker to understand all other fees that may be incurred in this process.

US SECURITIES ACT NOTICE

The Ordinary Shares issued in connection with the Company's recent placement have not been registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the Securities Act) unless the shares are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available.

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                                     FORM 1

                                WORLD GAMING PLC

                       CONVERSION OF ADRS TO CREST SHARES

Continental Stock Transfer & Trust
17 Battery Place, 8th Fl
New York, NY 10004

Fax: +1 212 616-7616
Phone Number +12128453212

ATTENTION MR. R. BERNHAMMER
---------------------------

Gentlemen:

We are requesting that you convert ________ ADRs to Ordinary Shares.

We understand that the Ordinary Shares can not be reconverted back to ADRs.

The broker submitting the ADRs through the DWAC system submits the following:

Broker's name:             ______________________________________

Broker's DTC No.:          ______________________________________

Number of ADRs:            ______________________________________

Upon cancellation of the ADRs please forward the Ordinary Shares to the following broker:

Broker Name:               ______________________________________

CREST Participant ID:      ______________________________________

Shareholder Acct. Number:  ______________________________________

I agree to pay Continental the sum of $75 (In Certified Cheque or Bank Draft) for this transfer prior to the transfer being processed, which payment is enclosed herewith.


Signature:                 _____________________________

Name:                      _____________________________

Address:                   _____________________________

                           _____________________________

Phone:                     _____________________________

Fax:                       _____________________________

E-mail:                    _____________________________

Date:                      _____________________________

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